Mail Stop 6010
October 2, 2007
Mr. Gary Todd
Accounting Branch Chief
United States Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549-0306

Re:	Cohesant Technologies, Inc. Form 10-KSB for the fiscal year ended November 30, 2006 Form 10-QSB for the fiscal quarter ended February 28, 2007 File No. 1-13484
Dear Mr. Todd,
Attached you will find our responses to the Staff’s comments set forth in your letter dated September 18, 2007. For your convenience, our responses repeat the Staff’s comments (in bold) and include our response thereunder. We confirm that we will comply with these comments in all future filings with the United States Securities and Exchange Commission (“Commission”) commencing with the 10QSB filing for the fiscal quarter ended August 31, 2007.
The Registrant acknowledges its responsibility for the adequacy and accuracy of the disclosure in the filing. The Registrant acknowledges that Staff comment or changes in response to Staff comment in the proposed disclosure in the documents filed pursuant to the Securities Exchange Act of 1934 do not foreclose the Commission from taking any action with respect to the filing. The Registrant also represents that Staff comment may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.
We hope that these responses are helpful and if I can be of further assistance in clarification, please feel free to call me on my direct line at (317) 616-7002.
Sincerely,
Cohesant Technologies Inc.

/s/ Robert Pawlak
Mr. Robert W. Pawlak
Chief Financial Officer of Cohesant Technologies Inc.

Form 10-KSB for the fiscal year ended November 30, 2006
Item 8A. Controls and Procedures, page 22
1.	You disclose that your principal executive officer and principal financial officer have evaluated disclosure controls and procedures as of a date within 90 days of the filing date of your annual report. In future filings please disclose management’s conclusion regarding the effectiveness of disclosure controls and procedures as of the end of the period covered by the annual report. Refer to Item 307 of Regulation S-K and Part III.F of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, Release No. 33-8238, available on our website at www.sec.gov/rules/final/33-8238.htm. Please also apply this comment to your Forms 10-Q for the quarterly periods ended February 28, 2007 and May 31, 2007.

In future filings we will disclose management’s conclusion regarding the effectiveness of disclosure controls and procedures as of the end of the period covered in such filing.

2.	We note your disclosure that “there were no significant changes in the Company’s internal control or in other factors that could significantly affect these controls subsequent to the date of their evaluation and up to the filing date of this Annual Report on Form 10-KSB.” In future filings please revise to disclose any change in internal control over financial reporting that occurred during last fiscal quarter that has materially affected, or is reasonably likely to materially affect, the small business issuer’s internal control over financial reporting, as required by Item 308 (c) of Regulation S-B, as amended effective August 13, 2003. Please also apply this comment to your Forms 10-Q for the quarterly periods ended February 28, 2007 and May 31, 2007.

In future filings we will disclose whether or not there has been a change in internal control over financial reporting that occurred during last fiscal quarter that has materially affected, or is reasonably likely to materially affect the Company’s internal control over financial reporting.
Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies, page F-9
b. Revenue Recognition, page F-9
3.	We see from page 6 that you receive upfront and subsequent payments under your licensing arrangements. In future fillings please further clarify the accounting policy disclosure. In that regard, please clarify when you recognize revenue when you have continuing obligations. For bundled arrangements where you provide more than one service, also clarify how you allocate revenue to multiple elements. Please show us what you plan to disclose.

Under our licensing arrangements, we receive up-front payments for the license fee. License fee revenue is recognized when all material services or conditions relating to the license fee, consisting predominantly of training, have been substantially performed and collectibility is assured. We receive subsequent payments for royalties computed as a percentage of our Licensed Dealers’ sales, which are immaterial.

Under separate transactions, we receive payments for the sale of equipment, epoxy coatings, and purchased technical assistance from our Licensed Dealers. Our equipment and epoxy are sold to our Licensed Dealers for an ordinary profit and at fair value. Additionally, our Licensed Dealers have no rights of return with respect to the sale of our equipment and epoxy coatings. Revenue is recognized at the sales price of our equipment and epoxy coatings at the time of shipment. Payments received for technical assistance from our Licensed Dealers are immaterial.

In future filings, we will revise the second paragraph of our revenue recognition footnote to read as follows:

“For equipment, coatings, and replacement and spare part revenue, the criteria of SAB 104 are generally met upon shipment to independent distributors, certified applicators, large end users, Original Equipment Manufacturer accounts, and Licensed Dealers at which time title and risks of ownership are transferred to these customers. Therefore, revenue is recognized at the time of shipment. The Company does not have any rights of return, customer acceptance, installation or other post-shipment obligations with any of these products. The Company’s pricing is fixed at the time of shipment.”

In future filings, we will revise the fourth paragraph of our revenue recognition footnote to read as follows:

“Franchise fee and license fee revenue from an individual franchise or license sale is recognized when all material services or conditions relating to the sale, consisting predominantly of training, have been substantially performed and collectibility is assured. The Company defers revenue for franchise and license fees for which it is obligated to provide training and other services to its Franchisees and Licensed Dealers. Continuing franchise and license fee revenue, including royalty revenue, is recognized as the fees are earned and become receivable from the Franchisees and Licensees.”

4.	We see that starting in February 2007 you began offering franchisees to qualified applicants. We also note from the Form 8-K dated June 21, 2007 that one of CuraFlo’s dealers signed an agreement converting his Florida dealership into a franchise. Please tell us how you intend to account for franchise revenues. Also tell us how your practices consider the guidance from SFAS 45. Please make appropriate disclosure in future filings.

The Company currently accounts for franchise fee revenues in accordance with FAS 45, “Accounting for Franchise Fee Revenue.” Initial franchise fees from an individual franchise sale are recognized when all material services or conditions relating to the sale have been substantially performed or satisfied by the Company. Additionally, continuing franchise fee revenue (i.e. royalties) is recognized as the fees are earned and become receivable from the franchisee.

In future filings, we will revise the fourth paragraph of our revenue recognition footnote to read as follows:

“Franchise fee and license fee revenue from an individual franchise or license sale is recognized when all material services or conditions relating to the sale, consisting predominantly of training, have been substantially performed and collectibility is assured. The Company defers revenue for franchise and license fees for which it is obligated to provide training and other services to its Franchisees and Licensed Dealers. Continuing franchise and license fee revenue, including royalty revenue, is recognized as the fees are earned and become receivable from the Franchisees and Licensees.”
Note 3. Acquisitions, Page F-14
CuraFlo, page F-14
5.	We see that there are 149,241 shares of common stock remaining in escrow at November 30, 2006 to satisfy obligations that may arise post-closing. Please tell us how you considered paragraph 26 of SFAS 141 in determining whether the contingent consideration should be included in determining the cost of the acquired entity and recorded at the acquisition date. Note that amounts held in escrow pending the outcome of a contingency should be disclosed but not recorded as a liability or shown as an outstanding security unless the outcome of the contingency is determinable beyond a reasonable doubt.

In connection with the CuraFlo acquisition, the acquisition agreement established that cash and shares be placed in escrow to assure that the outcome of certain potential contingencies were settled. The escrow secured standard representations and warranties. At the acquisition date, we believed the outcome of these standard representations and warranties was determinable beyond a reasonable doubt, because there was only a remote possibility that some of the escrow would be returned and thus, we recorded the consideration as purchase price at the acquisition date.

For informational purposes, please note that in accordance with the terms of the escrow agreement, 79,017 shares were released from escrow to the Seller at the end of the fiscal 2007 first quarter.
Triton, page F-16
6.	For the acquisition of Triton in September 2006, please tell us and revise future filings to disclose the composition of the purchase price. Clarify how you are accounting for the two promissory notes in the amount of $387,500. It appears that you have only recorded one of the promissory notes on the balance sheet at November 30, 2006.

The purchase price included the initial cash payment of $400,000, direct legal costs of $30,285, and the unsecured $387,500 three-year promissory note bearing interest at 5.16% per annum and payable in quarterly installments for a total purchase price of $817,785. Additionally, up to $387,500 of additional consideration is contingent on certain performance achievements, and is payable as each performance measure is attained and each contingency is resolved. The contingent consideration has not been included as part of the purchase price. Consistent with paragraph 28 of SFAS 141, if the contingency is resolved and the additional consideration is distributable, the Company will record the fair value of the consideration as additional cost of the acquired entity.

In future filings, we will revise our disclosure to read as follows:

“On September 5, 2006, the Company completed the purchase of the operations and assets of Triton Insitutech, LLC, of Orlando Florida. The Triton Spincast System utilizes epoxy and other polymer linings to rehabilitate aging medium and large diameter water, wastewater and other pipelines, including public and private water mains. Triton, now known as CuraFlo Spincast Service, is reported as part of the Company’s CIPAR Rehabilitation division. The purchase price included an initial cash payment of $400,000, direct legal costs related to the acquisition of $30,285, and an unsecured, $387,500 three-year promissory note, bearing interest at 5.16% per annum and payable in quarterly installments, for a total purchase price of $817,785. Further, up to $387,500 of additional consideration is contingent on certain performance achievements occurring on or before September 30, 2009, and is payable as each performance measure is attained and each contingency is resolved. The contingent consideration has not been included as part of the purchase price. The contingent consideration will be recorded and the amount included as part of the purchase price if and when the contingency is resolved.”
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